CODED COMMUNICATIONS CORPORATION

             1995 CONSOLIDATED FINANCIAL STATEMENTS







             CODED COMMUNICATIONS CORPORATION
             CONSOLIDATED FINANCIAL STATEMENTS
                    TABLE OF CONTENTS






                                                           Page

Consolidated Balance Sheets as of December 31, 1994
  and December 31, 1995                                      1

Consolidated Statements of Loss for the Three
  Years Ended December 31, 1993, 1994 and 1995               2

Consolidated Statement of Shareholders' Equity
  (Deficit) for the Three Years Ended December 31,
   1993, 1994 and 1995                                       3

Consolidated Statements of Cash Flows for the
  Three Years Ended December 31, 1993,1994 and 1995          4

Notes to Consolidated Financial Statements                   6

Management's Discussion and Analysis or Plan of Operation   15

Report of Independent Accountants                           22

Other Information                                           23

    CODED COMMUNICATIONS CORPORATION AND SUBSIDIARIES
               CONSOLIDATED BALANCE SHEETS


                                             December 31,
                                       1994             1995
ASSETS
Current assets:
  Cash and cash equivalents           $  460,000   $   201,000
  Accounts receivable, less
     allowance of $110,000 in 1994
      and $237,000 in 1995             2,437,000     1,828,000
  Unbilled costs and earnings
    on contracts                       1,227,000       817,000
  Inventories:
     Purchased parts                     108,000       548,000
     Work in process                     914,000       977,000
     Finished goods                       99,000        15,000
          Total inventories            1,921,000      1,540,000
  Prepaids and other assets              512,000        314,000
          Total current assets         6,557,000      4,700,000

Property and equipment, net            1,261,000        821,000
Other assets	                             357,000        300,000

                                     $ 8,175,000    $ 5,821,000
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Short-term debt and current portion
   of creditors' note (Notes 8
   and 14)                           $ 6,051,000     $ 6,151,000
  Accounts payable                     4,817,000       2,437,000
  Accrued payroll and related benefits   907,000         431,000
  Accrued interest                       199,000         757,000
  Accrued warranty                       208,000         246,000
  Contract invoicing in excess of
    revenue                              848,000         270,000
  Reserves for restructuring costs     1,359,000         295,000
  Deferred revenue and progress
   payments                              616,000         624,000
  Other accrued liabilities              784,000       1,137,000
          Total current liabilities   15,789,000      	12,348,000

Creditors' note, net of current portion        0      	 1,044,000
Commitments and contingencies (Notes 1,
   2, 12 and 14)                               0               0

Shareholders' equity (deficit)(Notes 11 and 14):
  Common stock, $.01 par value, 12,538,324
    shares outstanding in 1994 and
    14,566,201 shares outstanding
    in 1995                              125,000         146,000
  Additional paid-in capital          22,191,000      23,330,000
  Accumulated deficit                (29,930,000)    (31,047,000)
     Total shareholders' equity
       (deficit)                      (7,614,000)     (7,571,000)
                                    $  8,175,000    $  5,821,000

The accompanying notes are an integral part of the consolidated financial statements.




    CODED COMMUNICATIONS CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF LOSS



                                    Year Ended December 31,
                                 1995         1993          1994
Net sales                   $ 9,720,000   $14,291,000    	$10,171,000
Cost of sales                 6,566,000    10,488,000	      7,383,000

Gross margin                  3,154,000     3,803,000      2 ,788,000

Operating expense (income):
 Selling and administrative
  expense                     7,007,000   $10,215,000      3,397,000
 Research and development
   expense                    1,776,000     2,644,000         79,000
 Merger expense                 398,000             0              0
 Restructuring costs and
     expenses                         0     3,151,000	              0
 Interest expense               679,000       724,000        775,000
   Interest and other income    (83,000)      (28,000)	        (3,000)

Total operating expense       9,777,000	    16,706,000	      5,248,000

Loss before income taxes and
  extraordinary item         (6,623,000)  (12,903,000)    (2,460,000)
Provision for income taxes       40,000	        26,000	         24,000

Loss before extraordinary
  item                       (6,663,000)  (12,929,000)    (2,484,000)
Extraordinary item -- gain
   on extinguishment of debt          0             0      1,367,000

Net income (loss)          $ (6,663,000) 	$(12,929,000)	   $(1,117,000)

Net income (loss) per share:
  Loss before extraordinary
     item                  $       (.77) $      (1.07)   $      (.17)
  Extraordinary item                  0             0            .10

     Net income (loss)     $       (.77)	 $      (1.07)	   $      (.07)

  Average shares outstanding  8,640,000	    12,127,000     	14,244,000


The accompanying notes are an integral part of the consolidated financial statements.

     CODED COMMUNICATIONS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)



             Common Stock
                           Additional
                            Paid-in  Deferred   Accumulated   Total Shareholders'
                  Shares   Par Value  Capital  Compensation  Deficit   Equity (Deficit)
Balances, December 31,
 1992                     7,061,438  $ 71,000	  $10,552,000	 $ (18,000) $(10,338,000) $  267,000
Issuance of common stock  3,970,921    40,000    	8,187,000         0             0   8,227,000
Issuance of common stock
 for compensation            30,000         0      45,0000         0             0      45,000
Reclassification of
  redeemable common stock   100,000     1,000      339,000         0             0     340,000
Amortization of deferred
 compensation                     0         0            0    18,000             0      18,000
Net loss for year                 0         0   	         0         0    (6,663,000) (6,663,000)

Balances, December 31,
  1993                   11,162,359   112,000	   19,123,000         0   (17,001,000)  2,234,000

Issuance of common stock  1,318,965   	 13,000    	2,962,000         0             0   2,975,000
Issuance of common stock
 for compensation             7,000         0        6,000         0             0       6,000
Issuance of common stock
 for acquisition             50,000         0     100,0000         0             0     100,000
Net loss for year                 0         0            0         0   (12,929,000)(12,929,000)

Balances, December 31,
  1994                   12,538,324   125,000   22,191,000         0   (29,930,000) (7,614,000)

Issuance of common stock in exchange
 for convertible
 debentures               1,319,997    13,000      977,000         0            0      990,000
Issuance of common
 stock for services         707,880     8,000	      162,000         0            0      170,000
Net loss for year                 0         0  	          0         0   (1,117,000)  (1,117,000)

Balances, December 31,
  1995                   14,566,201 $ 146,000  $23,330,000	  $      0 $(31,047,000) $(7,571,000)















	The accompanying notes are an integral part of the consolidated financial statements.



      CODED COMMUNICATIONS CORPORATION AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 Year Ended December 31,
                            1993         1994       1995
Cash flows from operating activities:
 Net loss              $ (6,663,000) $(12,929,000)	$ (1,117,000)
 Adjustments to reconcile
  net loss to net cash
  provided (used) by
  operating activities:
 Extraordinary                    0            0    (1,367,000)
 Depreciation and
  amortization             425,000       512,000       495,000
 Write-down in value
  of assets                      0       300,000             0
 Amortization of
  software license         100,000       375,000             0
 Other                     189,000       126,000	       296,000
                        (5,949,000)  (11,616,000)   (1,693,000)
 Change in assets and
  liabilities, net of
  effects of non-cash
  transactions:
 Accounts receivable     1,265,000    (1,404,000)      	482,000
 Unbilled costs and
  earnings on contracts   (967,000)      290,000        10,000
 Inventories               184,000      (413,000)      381,000
 Other current and
  long-term assets         115,000      (302,000)      182,000
 Accounts payable         (939,000)    4,193,000       450,000
 Contract invoicing
  in excess of revenue      99,000       749,000	      (578,000)
 Reserve for restructuring       0     1,359,000      (960,000)
 Accrued and other
 liabilities              (344,000)    1,516,000       555,000

  Net cash provided
(  used) by operating
 activities             (6,536,000)   (5,628,000)     (771,000)

Cash flows from
   investing activities:
 Other investments        (130,000)      130,000             0
 Additions to property
  and equipment           (475,000)   (1,087,000)     (159,000)

    Net cash provided
    (used) by investing
     activities           (605,000)     (957,000)     (159,000)

Cash flows from financing activities:
 Issuance of common
  stock for cash         8,227,000     2,975,000             0
 Sale of convertible
  debentures             1,500,000             0             0
 Additions to debt          15,000     1,099,000      1,050,000
 Payments on debt,
  including capital
  leases                  (359,000)     (293,000)      (379,000)

    Net cash provided
    (used) by financing
     activities          9,383,000     3,781,000        671,000

Net increase (decrease)
 in cash and cash
 equivalents             2,242,000    (2,804,000)      (259,000)
Cash and cash equivalents,
 beginning of year       1,022,000     3,264,000        460,000

Cash and cash equivalents,
 end of year           $ 3,264,000   $   460,000      $ 201,000
Supplemental cash flow
 information:
 Cash paid for interest $  628,000   $   509,000      $ 144,000
 Cash paid for income
  taxes                     30,000        15,000         16,000

The accompanying notes are an integral part of the consolidated financial statements.







1.Summary of Significant Accounting Policies:

     Company Operations - Coded Communications Corporation and its wholly-owned subsidiaries (the "Company") develop, manufacture and market wireless digital transmitting, receiving and processing equipment and systems for use in two primary markets: mobile data communications and aerospace telemetry. The Company's products employ similar technologies and techniques to transmit, receive and process digitized information transmitted over conventional voice radio channels and satellite communications links. The Company's mobile data communications products and systems are marketed to small and large operators of vehicle fleets and include public safety, emergency medical services, utilities and service fleets. The Company's aerospace telemetry products and systems are marketed to the United States and foreign governments and agencies and to defense prime contractors for use in research, development, test and evaluation programs for aircraft, space and weapons systems.

     Basis of Presentation - The consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplate, among other things, realization of assets and payment of liabilities in the normal course of business and do not purport to reflect or provide for the consequences of a renegotiation of debt with secured and unsecured creditors, liquidation or protection under the Federal Bankruptcy Code. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities or the effects on existing shareholders' deficit that may result from any plans, arrangements or other actions arising from the aforementioned events, or the inability to continue as a going concern. See Note 2, "Management's Plan for Future Operations and Financing" and Note 14 "Investment by Grupo ISA and
Restructuring of Secured Debt".   In addition, the preparation of
financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Principles of Consolidation - The consolidated financial statements include the accounts of Coded Communications Corporation and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

     Inventories - Inventories are valued at the lower of cost or market, but not in excess of net realizable value. Cost is determined by the first-in, first-out method. The Company has provided estimated reserves for inventory in excess of the Company's current needs and for technological obsolescence for one or more of the Company's products. Due to the uncertainties inherent in the evaluation process it is at least reasonably possible that reserves for excess and obsolete inventories could be further revised within the next year.

     The Company has multiple sources of supplies for most of its purchased parts and components. For a few components, there may be only a single source of supply. Although the Company believes that other suppliers could provide similar components, a change in suppliers could cause a delay in manufacturing and customer delivery, and a possible loss of sales. A delay in or loss of sales would adversely affect operating results.

     Property and Equipment - Property and equipment is carried at cost. Depreciation and amortization are provided under the straight-line method with expected lives ranging from three to five years for office equipment, capitalized design costs and manufacturing and test equipment. Leasehold improvements and leased equipment are amortized over the useful life or the term of the respective lease, whichever is less.

     Revenue Recognition - Revenues on engineering and systems contracts requiring contract performance prior to commencement of deliveries are recorded using the percentage-of-completion method, primarily based on contract costs incurred to date compared to total estimated contract costs. Losses, if any, are recorded when known. Revenue recognized in excess of amounts billed is classified as a current asset under unbilled costs and earnings on contracts. Contract invoicing in excess of revenue
is classified as a current liability.   All other revenue is
recognized upon shipment of products or performance of services. The Company has provided loss reserves for certain contracts based on the estimated cost to complete the contracts. Due to the uncertainties inherent in the estimation process it is at least reasonably possible that an increase in the contract loss reserves could be required within the next year.

     Income Taxes - The Company used an asset and liability approach in accounting for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Statements of Cash Flows - For purposes of the Statements of Cash Flows, cash and cash equivalents include highly liquid investments purchased with a maturity of three months or less. These investments include bank money market accounts and high grade commercial paper instruments.

     In 1995, non-cash financing activities consisted of the issuance of 1,319,997 shares of common stock in exchange for $990,000 principal amount of 13.5% Convertible Senior Subordinated Debentures, the issuance of 707,880 shares of common stock for services valued at $170,000 and the issuance of non-interest bearing creditor notes in the amount of $1,473,000 for the settlement of approximately $2,946,000 in unsecured creditor claims. In 1994, non-cash financing activities consisted of the issuance of 7,000 shares of common stock valued at $6,000 for compensation services and the issuance of 50,000 shares of common stock valued at $100,000 for the acquisition of ComViSat, Inc.
In 1993, non-cash financing activities consisted of the issuance of 30,000 common shares valued at $45,000 for compensation services, and the reclassification of $400,000 in redeemable common stock to $340,000 in shareholders' equity and $60,000 to current liabilities.

     Research and Development Costs - Company-sponsored research and product development costs are charged to expense as incurred.

     Concentration of Credit Risk. The Company invests its excess cash, if any, in debt instruments of financial institutions and corporations with strong credit ratings. The
Company has established guidelines relative to diversification and maturities that maintains safety and liquidity.

     The Company manufactures and sells communications products and systems to United States government agencies, municipalities and commercial customers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. A substantial portion of international sales are shipped against letters of credit or cash advances. The Company maintains reserves for estimated credit losses.

     Net Loss Per Share - Net loss per share is computed using the weighted average number of common shares.


2.	Management's Plan for Future Operations and Financing:

     The Company has operated at a loss on a consolidated basis since inception. At December 31, 1995, there was a working capital deficit of $7,648,000 and a shareholders' deficit of $7,571,000. The continuation of operations of the Company is dependent upon its ability to operate profitably over a sustained period of time and to generate sufficient cash from operations and other sources to meet working capital and other ongoing cash requirements. In addition, continuation of operations is dependent upon renegotiating payment terms on the 12% Convertible Debentures which were declared in default in February 1995 and reaching arrangements with unsecured and secured creditors. The Company may need additional equity or debt financing in 1996 to continue its planned level of operations. There is no assurance the Company can obtain additional financing, renegotiate secured and unsecured credit and continue its operations in the present form. These issues raise substantial doubt about the Company's ability to continue as a going concern.

     In December 1994 and the first quarter of 1995, management of the Company took action to restructure its business and management organization. These actions included the close of the Company's VSAT product line and its mobile data international sales organization. In addition, the Company's CEO resigned and its Chairman of the Board and Chief Operating Officer assumed the additional responsibilities of Chief Executive Officer and President. As a result of the restructuring, research and development, selling and administrative expenses in 1995 were reduced by $8,383,000 compared to 1994, and the Company recorded an estimated operating profit before interest, income taxes and extraordinary item of approximately $250,000 for the second half of 1995. In the same period in 1994, the Company recorded a loss before interest, income taxes and restructuring expense of $4,960,000. There is no assurance that the Company will operate at a profit in the future.



     The Company is evaluating financing alternatives and discussions with potential investors are ongoing. The Company believes additional financing might be available if the Company can successfully restructure its secured debt, continue the improvement in its operating results, and increase new order rates and order backlog. However, there is no assurance additional financing will be available under terms and conditions acceptable to the Company or in the time frame required.
Further, in the event secured debt is converted into common stock, existing shareholders will likely suffer significant dilution of their common stock ownership in the Company. Until financing is available, the Company must operate on cash flow from operations and other sources of funds, if any, which may include the licensing of its technology, additional short-term secured debt and the sale of certain assets. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."


3.	Extraordinary Gain on Extinguishment of Debt:

     As more fully discussed in Note 8 to the consolidated financial statements, in 1995 an agreement was reached with certain unsecured creditors on the extinguishment of debt resulting in a gain of $1,367,000, net of expense. The gain on extinguishment of debt is reflected as an extraordinary item in the accompanying consolidated financial statements.


4.	Losses and Expenses From Restructuring Operations:

     In December 1994, the Company initiated action to
restructure its operations to reduce operating expenses and to focus on its domestic markets and core product lines.
Restructuring costs and a write-down in the value of assets of approximately $3,151,000 were recorded in the fourth quarter of
1994 and were comprised of the following:
<CAPTON>
   Write-off of Domsat acquisition costs           $   657,000
   Reserve for common stock repurchase agreement    	   340,000
   Write-down of VSAT satellite product line assets    667,000
   Reserve for personnel severance costs               207,000
   Reserve for VSAT satellite product line
    losses and closing of international mobile
    data sales offices and marketing activities        950,000
   Reserves for other costs and expense                330,000
                                                   $ 3,151,000


     In January 1994, the Company acquired ComViSat, Inc. ("ComViSat"), a start-up company engaged in integration and distribution of very small aperture terminal earthstations ("VSAT's"). These systems are used in voice and data satellite communications, and were marketed primarily to developing third world countries where wireline telephone and other communications capabilities were inadequate. The two shareholders of ComViSat received an aggregate of 50,000 shares of Common Stock for all of the outstanding common stock of ComViSat. In addition, the shareholders of ComViSat were entitled to future contingent payments, in the form of cash, common stock or a combination thereof, in the event certain financial performance goals are achieved over a four-year period. The acquisition was treated as a purchase for accounting purposes. The assets, liabilities and operations of ComViSat prior to its acquisition were not material to the consolidated assets, liabilities and operations of the Company.

     Primarily as a result of the economic crisis in Mexico and the destabilizing impact of the Mexican economy on other Latin American and South American economies beginning in December 1994, the decision was made to discontinue the Company's VSAT product line and dispose of all product-line assets, which were comprised primarily of VSAT demonstration and test equipment. Mexico was the principal market for the Company's VSAT products. Sales of VSAT earthstation products and systems were $2,175,000 in 1994. At December 31, 1994, the Company recorded expenses of $1,226,000 for closing the VSAT product line, discontinuing sales and engineering activities, and the writing-down of equipment, intangible assets and inventories.




5.	Business Combination:

     Decom Systems, Inc. ("Decom") was acquired by the Company on August 25, 1993, by the issuance of 778,294 shares of the Company's common stock, in exchange for all of the outstanding common stock of Decom. The business combination was accounted for as a pooling of interests, and accordingly, the consolidated financial statements for all periods prior to the combination were restated to reflect the combined operations of the Company and Decom. Decom's fiscal year ended on September 30. As a result, the consolidated statements of loss and shareholders' equity for the year ended December 31, 1993, includes Decom results for the twelve month period ended December 31, 1993 and Decom's net income of $5,000 for the quarter ended January 2, 1993. The consolidated financial statements exclude Decom's revenue of $1,501,000, cost of sales of $757,000 and operating expense of $739,000 for the quarter ended January 2, 1993. The consolidated statement of cash flows for the year ended December 31, 1993 includes Decom cash flows for a fifteen month period ended December 31, 1993.

     The following is a reconciliation of revenue and earnings, previously reported by the Company for the year ended December
31, 1993 with the combined amounts currently presented in the financial statements.
                  Intercompany  Consolidated
                   Company        Decom   Eliminations  Amounts
 Year ended December 31, 1993:
 Revenues          $5,031,000   	$5,025,000	 $(336,000)	 $9,720,000
 Net loss          (6,008,000)    (655,000)        0  (6,663,000)

6.	Investments:

     In June 1994, the Company executed a memorandum of agreement to acquire a 40% common stock interest in Domestic Satellite Philippines, Inc. ("Domsat"), a provider of satellite-based communications services in the Philippines. Domsat provides a full range of satellite-based services to Filipino telecommunications carriers and government agencies. At December 31, 1994, the Company was unable to secure adequate financing for the investment in Domsat. As a result, the Company expensed approximately $657,000 in acquisition-related costs in the fourth quarter of 1994 and discontinued active efforts to pursue the investment.

     In November 1993, the Company purchased for $130,000 a 7% limited partner interest in ArrayComm Limited Partnership - Series B ("ArrayComm LP"). ArrayComm LP was formed to acquire and invest in 10% Cumulative Convertible Series B Stock of ArrayComm, Inc. ("ArrayComm"), a start-up company engaged in the development of new methods to improve wireless communications systems. This investment was sold in 1994 for $130,000.


7.	Property and Equipment:

  Property and equipment consisted of:
                  December 31,
                                           1994            1995
 Manufacturing, test and demonstration
   equipment                            $ 2,701,000  $ 2,309,000
 Leaseholds, office and other equipment   	1,461,000	    1,307,000
 Capitalized designs and tooling            113,000      125,000
 Equipment under capitalized leases         135,000       94,000
                                          4,410,000    3,835,000
 Less accumulated depreciation and
  amortization                           (3,149,000)  (3,014,000)
                                        $ 1,261,000	 $    821,000




8.	Short-Term Debt and Creditors' Note:

   Short-term debt and creditors' note consisted of:
                                            December 31,
                                       1994           1995
   12% Convertible Debentures       $ 4,000,000	  $  4,000,000
   Bridge loan, due April 17, 1996            0     	1,800,000
   13.5% Convertible Senior
      Subordinated Debentures         1,000,000             0
   Term Loan, interest rate of 12%,
    due January 1, 1995                 750,000             0
   Creditors' note, non-interest
     bearing, due December 31, 1997           0     1,394,000
   Note payable, due February 28, 1995  230,000             0
   Capital lease obligations             36,000             0
   Installment notes, interest rates
     up to 16%                           35,000         1,000
                                      6,051,000     7,195,000
    Less amount due within one year  (6,051,000)   (6,151,000)
    Creditors' note, due after
      one year                       $        0  $  1,044,000

     The 12% Convertible Debentures (the "12% Debentures") require interest payments to be made monthly. Mandatory monthly principal payments of $40,000 were required beginning in October 1995, with the remaining principal balance due in October 1999. There were no principal payments on the 12% Debentures made by the Company in 1995. The 12% Debentures are convertible into 2,666,667 common shares at a current conversion rate of $1.50 per share. The conversion rate is subject to anti-dilution provisions. In connection with the sale of the 12% Debentures, the Company incurred costs of $311,000 which were deferred and are being amortized over the term of the 12% Debenture. In October 1994, the holders of the 12% Convertible Debentures loaned $750,000 to the Company. The $750,000 Term Loan was payable on January 1, 1995. As described below, the Term Loan was refinanced in April 1995. The 12% Debentures are collateralized by a pledge of the common stock of the Company's wholly-owned subsidiaries and a security interest in substantially all of the Company's assets. The pledge of the common stock of the subsidiaries and the security interest are subordinated to the security interests collaterizing the bridge loan.

     The Company was not in compliance with the financial covenants of its 12% Debenture Loan Agreement at December 31, 1994 and 1995. At December 31, 1994 and 1995, there was $123,000 and $646,000, respectively, in accrued interest past due on the 12% Debentures. In February 1995, the holder of the 12% Convertible Debentures and the $750,000 Term Loan declared both loan agreements in default and accelerated the payment of principal and interest. The Term Loan was subsequently refinanced in April 1995. The holder of the 12% Debentures has taken no further action against the Company, however, there is no assurance that the debenture holder will not take action in the future, including but not limited to actions to foreclose on the assets of the Company. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."

     On April 18, 1995, the Company completed a $1,250,000 bridge loan financing package, under which $500,000 in new loans were advanced and the $750,000 Term Loan was refinanced. On July 21 and September 15, 1995 the bridge loan agreement was amended and the bridge loan increased to $1,800,000 with an additional $550,000 in new loan proceeds. The bridge loan has a base interest rate of 10% per annum plus contingent interest at a rate of up to 5% per annum which is payable only in the event the Company has net operating profits. The bridge loan is collateralized by a senior security interest in and the pledge of substantially all of the Company's assets. In connection with the bridge financing package, loan participants were issued warrants to purchase 3,600,000 shares of the Company's common stock at an initial exercise price of $.50 per share. The warrant exercise price is subject to adjustment if, at the time of exercise, the market price per share of the Company's common stock is less than $.50 per share. In that case, the warrant exercise price per share will be adjusted to the then current market price per share of common stock. The warrants expire on October 14, 1998. Proceeds of the bridge loan were used for working capital. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."




     In 1995, the Company engaged the San Diego Wholesale Credit Association to assist in the formation of an unsecured creditors' committee and an out-of-court composition plan for the settlement of unsecured creditors' claims. Under the composition plan implemented by the Company, certain unsecured creditors accepted 50% of their credit claims in full settlement of their claims (the "settlement value"), with quarterly repayments beginning September 30, 1995 at a fixed rate of 5% of the settlement value. The unpaid balance of the settlement value is to be paid in
December 1997.   As of December 31, 1995, unsecured creditors
with original claims of approximately $2,946,000 had agreed to participate in the composition settlement plan. The settlement value of the creditor note outstanding at December 31, 1995 was $1,394,000, and require quarterly payments of approximately $74,000 through December 31, 1997 at which time the outstanding balance of the creditor note is to be repaid in full. The creditor note is collateralized by a subordinated security interest in the assets of the Company.

     The 13.5% Convertible Senior Subordinated Debentures ("13.5% Debentures") were subordinated in right of payment to all Decom senior indebtedness, as defined. The 13.5% Debentures were convertible into 156,250 shares of the Company's common stock at $6.40 per share, subject to adjustment. In 1995 and prior to the maturity date, holders of $990,000 in principal amount of the 13.5% Debentures tendered their bonds and accrued interest for conversion into 1,319,997 shares of common stock at a negotiated conversion price of $.75 per share. Subsequent to the maturity date, holders of $10,000 in principal amount cancelled their 13.5% Debentures and agreed to participate in the composition settlement plan described above.


9.	Income Taxes:

     The Company adopted Financial Accountings Standard No. 109,
"Accounting for Income Taxes" ("FAS 109")  in the first quarter of 1993.  Adoption of FAS 109, which is an accounting change for financial reporting purposes, did not have a material effect on the financial condition or results of operations of the Company.
FAS 109 requires that the tax benefit of net operating losses, temporary differences and credit carryforwards be recorded as an asset to the extent that the Company assesses that realization is
"more likely then not".  Because of the Company's history of operating losses, the Company believes that recognition of the deferred tax assets arising from the above mentioned future tax benefits is currently not appropriate and, accordingly, has
provided a valuation allowance.  The tax effects of significant items comprising the Company's deferred taxes are as follows:
                                      1994          1995
 Deferred tax assets:
 Net operating losses and
   tax credit carryforwards       $ 9,091,000  	  $11,209,000
  Reserves not currently
    deductible                      1,173,000        621,000
                                   10,264,000     11,830,000
  Valuation allowance(10,264,000) (11,830,000)
  Net deferred tax assets         $         0    $         0

The provision for income taxes consisted of the following:
                               1994      1993       1995
  Currently payable:
	   Federal                $      0    $      0  	 $      0
         State                    40,000      26,000     24,000
    Deferred                      0           0          0
                           $ 40,000    $ 26,000   $ 24,000




     At December 31, 1995, the Company had estimated net operating loss carryforward benefits for federal tax purposes of approximately $30,000,000 and tax credit carryforward benefits of $459,000. The realization of these loss carryforward and tax credit benefits is dependent upon generating sufficient future taxable income prior to the expiration of the loss carryforwards. Because of the Company's history of operating losses, there is no assurance that any amount of the loss carryforward and tax credit benefits will be realized.

     The Company and its subsidiaries use of federal net operating loss and tax credit benefits are subject to limitations as a result of changes in ownership. The overall impact of the loss limitations on the Company's subsidiary Coded Mobile Communications, Inc.'s ability to utilize carryforward benefits is not material, however, the timing of the utilization of the carryforward benefits could be impacted on an annual basis. Due to the change in ownership of Decom, there is a limitation of approximately $93,000 in the amount of the net operating loss benefits arising prior to 1994 which can be utilized in any one tax year. Due to the limitation, only a portion of Decom's net operating loss carryforward benefits of approximately $3,700,000 arising prior to 1994, if any, are expected to be utilized.


10.  Related Party Transactions:

     In 1994, the Company loaned an aggregate of $230,000 to two officers for relocation to San Diego, California. Under the terms of the loans, the loan principal is to be reduced by $10,000 for each year the officer continued his employment with the Company. The interest rate on the loans is 6% per annum, and the balance of outstanding principal and interest is due and payable in 2004. In the event the officer's employment with the Company was terminated, the principal amount outstanding at the time the employment was terminated was to convert to a term loan payable over a period ending in 2001. At December 31, 1995, the notes receivable from officers, included in other assets in the accompanying consolidated financial statements, totalled $200,000. Subsequent to December 31, 1995 both officers were no longer employed by the Company and the parties were in negotiations regarding the repayment terms of the loans.

     In 1995, the Company's two independent directors each received 100,000 shares of the Company's common stock for services. The shares of common stock were valued at an aggregate of $52,000. The independent directors received no other direct compensation for their services, except for the reimbursement of expenses incurred to attend Board of Director meetings.


11.  Common Stock:

     In August 1993, shareholders approved a series of transactions resulting in the continuance of the Company from British Columbia, Canada into the United States and reincorporation under the laws of the State of Delaware. In connection with the reincorporation in Delaware, the Company changed its authorized capital to 50,000,000 common shares, $.01 par value, and the name of the Company was changed to Coded Communications Corporation. The reincorporation did not affect the assets, liabilities, operations or business of the Company, except for the costs of the transaction. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."

     In 1995, as discussed in Note 8 to the consolidated financial statements, the Company issued 1,319,997 shares of common stock in exchange for $990,000 principal amount, 13.5%
Debentures and issued 707,880 shares of common stock in exchange for services valued at $170,000.

     In 1994, the Company issued 1,318,965 shares of common stock upon the exercise of warrants and options for net proceeds of $2,975,000. In addition, 50,000 shares of common stock valued at $100,000 were issued to the shareholders of ComViSat in exchange for all of the outstanding shares of ComViSat common stock and 7,000 shares of common stock valued at $6,000 were issued in consideration for compensation services.

     In 1993, the Company sold 3,363,635 common shares in three private placements for net proceed of $6,955,000. In connection with these sales, the Company issued nontransferable warrants to purchase 3,943,635 common shares at an average exercise price of approximately $2.09 per share. These warrants expired in 1995. Also in 1993, the Company issued 607,286 common shares upon the exercise of outstanding warrants and options for net proceeds of $1,272,000, and 30,000 common shares valued at $45,000 in compensation for services.




     At December 31, 1995, the Company had issued warrants to purchase a total of 4,256,837 shares of common stock, at an average purchase price of $.63 per share. The warrants expire over various periods through October 1999.

     Under the Company's 1992 Incentive and Non-Qualified Stock Option Plan (the "Option Plan"), as amended on September 13, 1995, options to purchase an aggregate of 3,500,000 common shares may be granted to directors, officers and employees. Options are granted at a price not less than 75% of the fair market value of a common share at the date of grant, and the right to exercise the option generally vests over a period of six months to three years. As of December 31, 1995, options to purchase 3,242,915 shares had been granted under the Option Plan.

     The following table summarizes stock option transactions for the three years ended December 31, 1995:
                                     1993     1994       1995
   Outstanding at beginning of year 451,973 	1,285,889	  1,054,288

   Granted                        1,043,332   115,332  2,953,000
   Exercised                       (198,166) (324,058)         0
   Canceled                         (11,250)  (22,875   (764,373)
   Outstanding at end of year     1,285,889	 1,054,288  	3,242,915

     In 1993, options covering 1,043,532 shares of common stock were granted at an average option price of $2.03 per share. In 1994, options covering 115,332 shares of common stock were granted at an average option price of $2.90 per share (ranging from $2.75 to $3.00 per share). In 1995, options covering 2,953,000 shares of common stock were granted at an average option price of $.32 per share (ranging from $.20 to $.50 per share), of which options to purchase 1,730,000 shares of common stock were granted to certain of the Company's officers at an average price of $.35 per share. At December 31, 1995 options for 532,914 shares were exercisable at prices ranging from $.20 to $2.75 per share, and 257,085 shares were available for future grant.

     At December 31, 1995 the Company had reserved 10,423,504 common shares for issuance of 3,500,000 shares under stock options, 4,256,837 shares under warrants to purchase common shares and 2,666,667 shares for issuance upon the conversion of the 12% Convertible Debentures.


12.   Commitments and Employee Benefit Plan:

	     The Company leases its Carlsbad, California administrative and manufacturing facility under a noncancellable operating lease expiring in October 1998. In May 1995 the Company entered into an agreement with its landlord to cancel the lease for its 39,500 square foot manufacturing and administrative facility and execute a new three-year lease on an adjacent building of approximately
19,000 square feet. Under the new lease, which expires in October 1998, minimum annual lease payments will be approximately $208,000 in 1996 and 1997, and $173,000 in 1998.

     Total rent expense, including month-to-month equipment rentals, was $719,000, $545,000 and $448,000, respectively, for the years ended December 31, 1993, 1994 and 1995.

     As a result of the Company's inability to meet certain of its credit obligations in accordance with their respective credit terms and the closing of its ComViSat satellite earthstation product line, the Company is a party to numerous legal actions and creditor judgments. At December 31, 1995, the Company was of the opinion that legal actions existing as of that date did not represent an immediate and significant risk to the Company's business, and such actions would not have a material affect on the consolidated financial statements.

     The Company entered into employment agreements in 1993 with all executive officers. These agreements cover a term of two to three years. The Company extended certain of these contracts under the same terms and conditions in 1995 for a period of one year. Base salaries vary under the individual agreements and provide for annual incentive bonuses under a plan approved by the Board of Directors. The agreements also contain severance provisions in the event that either party terminates employment.

     The Company maintains a 401(k) Plan covering substantially all full time employees. Plan participants may contribute up to 15 percent of their eligible compensation to the plan. The Company did not make an elective matching contribution to the plan in the three year period ending December 31, 1995.


13. Product Lines and Major Customers:

    The Company operates in a single business segment engaged in the design, manufacture and marketing of a wide range of digital transmitting, receiving and processing equipment for use in two markets, wireless mobile data communications and aerospace
telemetry.  In December 1994, the Company discontinued sales of its VSAT earthstation product line. Sales of VSAT equipment in
1995, which represented approximately 1% of consolidated sales, are  included in wireless mobile data sales.  All VSAT
earthstation sales in 1994 were to a single customer in Mexico.
Net sales of wireless mobile data communications and aerospace telemetry products and services were as follows:
                               1993         1994        1995
 Mobile data communications $5,031,000	  $ 7,991,000	 $ 6,676,000
 Aerospace telemetry         4,689,000	    4,125,000   3,495,000
 VSAT earthstations                  0    2,175,000           0
 Consolidated revenues      $9,720,000  	$14,291,000 $10,171,000

     In 1993, sales to three customers represented 10%, 12% and 15%, respectively, of mobile data communications sales. In 1994, sales to three customers represented 10%, 16% and 17%, respectively, of mobile data communications product sales. In 1995, sales to three customers represented 10%, 11% and 25%, respectively, of mobile data communications product sales. Included in mobile data communications sales in 1995 is $394,000 in revenue recognized from the licensing of manufacturing rights of the Company's MPT 1327 modem. The MPT 1327 modem is marketed primarily in the United Kingdom.

     In 1993, a single customer represented 24% of aerospace telemetry sales. In 1994, two customers each represented 12% of aerospace telemetry sales and one customer represented 10% of aerospace telemetry sales. In 1995, two customers each represented 12% of aerospace telemetry sales. Export sales of aerospace telemetry products, principally to Western Europe, represented 30%, 9% and 18% of total aerospace telemetry sales in 1993, 1994 and 1995, respectively. Direct sales of aerospace telemetry products to the United States government and its agencies represented 7%, 14% and 8% of aerospace telemetry sales in 1993, 1994 and 1995, respectively.


14.     Investment by Grupo ISA and Restructuring of Secured Debt
(unaudited):

     On May 1, 1996 the Company, certain of its senior secured creditors and Grupo Information, Satellites and Advertising S.A. de C.V. ("ISA") entered into an agreement (the "Investment Agreement") pursuant to which ISA is to acquire a controlling common stock ownership interest in the Company, and the Company's senior secured debt holders are to restructure their debt. The transaction is subject to final due diligence and a review of the Company's operations by ISA and the Company's shareholder approval of an increase in the authorized number of common shares and a new class of preferred stock. The Company has scheduled its annual meeting of shareholders for September 1996.

     Under the terms of the agreement, ISA is to receive approximately 49,009,000 newly issued shares of the Company's common stock (of which 5,000,000 shares have been issued to ISA pursuant to the Second Agreement described below), or a common stock ownership interest of approximately 69% (assuming the conversion of Series A and B Preferred Stock into an aggregate of 9,744,100 shares of common stock), and the Company received or is to receive (i) $400,000 in cash; (ii) a guarantee that ISA will place not less than $10,000,000 in orders for Coded's products over an 18 month period, secured by up to one-half of ISA's shares in Coded; (iii) a working capital loan from ISA to Coded in the amount of $1,000,000, with the working capital loan convertible into Coded common shares at a price of $.25 per share; (iv) the immediate release to Coded of orders for mobile data products valued at approximately $1,000,000 together with a cash deposit against these orders of $500,000; and (v) the agreement of senior secured creditors for the restructuring of their debt (as described below).


                  CODED COMMUNICATIONS CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Holders of the Company's senior secured $1,800,000 Bridge Loan, which was due on April 17, 1996, are to receive at the closing date a cash payment of $400,000; a new $600,000 principal amount, 6% interest rate one-year term loan, convertible into common shares at a price of $.25 per share; and 8,000 shares of newly issued Series A preferred stock. The Series A preferred stock has a liquidation preference of $800,000, a dividend of 8% per year, and is convertible into 2,400,000 shares of common stock. Warrants to purchase 3,600,000 shares of common stock issued to holders of the Bridge Loan at the time the Bridge Loan was funded, are to be canceled.

     Renaissance Capital Partners II, holders of the Company's $4,000,000, secured 12% Convertible Debentures and approximately $800,000 in accrued interest, will exchange their 12% Debentures and accrued interest at the closing date for a new seven year, $4,800,000 principal amount, 6% Debenture. The 6% Debenture is convertible into a 48,000 newly issued shares of Series B preferred stock. The Series B preferred stock has a liquidation preference of $4,800,000, a dividend rate of 6% per year, and is convertible into approximately 7,344,100 shares of common stock

     On July 17, 1996, ISA and the Company entered into an agreement (the "Second Agreement") pursuant to which (i) ISA funded in advance the $1,000,000 principal amount working capital loan required under the Investment Agreement and immediately converted the working capital loan into 4,000,000 shares of common stock; (ii) ISA placed in advance product orders of approximately $2,000,000, together with a cash deposit of approximately $500,000 against these orders; and (iii) the Company issued 6,000,000 shares of common stock to ISA. Of the 6,000,000 shares of common stock issued to ISA, 5,000,000 of the shares or approximately 10% of the shares to be issued to ISA under the Investment Agreement, will be credited against the 49,009,000 shares of common stock to be issued to ISA pursuant to the Investment Agreement, if shareholders approve the Investment Agreement and ISA exercises its Option. The balance of 1,000,000 shares of common stock were issued to ISA in consideration for, among other things, ISA's early funding of the working capital loan and its immediate conversion into shares of common stock, and the release in advance by ISA of $2,000,000 in product orders. Pursuant to the July 17, 1996 agreement, the $2,000,000 in orders placed by ISA are to be credited against ISA's commitment under the Investment Agreement to place $10,000,000 in orders for the Company's products. To date in 1996, ISA has placed orders totaling approximately $3,000,000 with the Company, or approximately 30% of its total order commitment under the Investment Agreement.

     Set out below is summarized pro forma condensed information on the liabilities and capital of the Company at December 31,
1995 adjusted only to give effect to (i) the issuance of
49,009,000 shares of Common Stock to ISA, (ii) the restructuring of the Bridge Loan and 12% Convertible Debentures pursuant to the
Investment Agreement, (iii) the conversion of the Working Capital
Loan into 4,000,000 shares of Common Stock and (iv) a discount of
$1,650,000 on the 6% Debentures to reflect an effective interest rate of 10% per year (for purposes of the pro forma information, the discount of $1,650,000 is credited to Common Stock)
                                             December 31, 1995
                                          Actual      As Adjusted
   Current liabilities:
    Bridge Loan, due April 17, 1996     $ 1,800,000  $   600,000
    12% Convertible Debentures,
     including interest                   4,646,000            0
    Other current liabilities             5,902,000    5,902,000
      Total current liabilities          12,348,000    6,502,000

	Long-term debt, net of current portion:
 	  6% Debentures (discounted to 10%
     interest rate)                               0    2,996,000
  Creditors' note,                        1,044,000    1,044,000

  Shareholders deficit:
    Series A preferred stock,
    (8,000 shares outstanding as
     adjusted)                                    0      800,000
  Common stock, 14,566,201 shares
   outstanding(67,575,201 shares
   as adjusted)                          23,476,000   26,526,000
  Accumulated deficit                   (31,047,000) (31,047,000)
   Total shareholders' deficit           (7,571,000)  (3,721,000)
    Total liabilities and
     shareholders' deficit              $ 5,821,000  $ 6,821,000



MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Results of Operations - 1995 Compared with 1994

     The Company operates in a single industry - the design, manufacture and integration of digital communications products and systems used primarily in terrestrial radio systems. The two principal markets in which the Company competes are wireless mobile data communications and aerospace telemetry systems.

     The Company restructured its business operations and management in the first quarter of 1995. These actions included the closing of the Company's VSAT product line and the international mobile data sales organization. In addition, the Company's CEO resigned and a number of management positions were eliminated to streamline operations. As a result of the restructuring, research and development, selling and administrative expenses in 1995 were reduced by approximately $8,383,000 compared to the prior year. The loss before interest, income taxes and extraordinary item was reduced in 1995 to $1,688,000 from $12,207,000 in 1994. Included in the loss before interest, income taxes and extraordinary item in 1994 is $3,151,000 in restructuring costs and expenses. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."

     Any comparison of sales and operating expenses between
fiscal periods may not represent a meaningful analysis at the present time because of the business restructuring implemented in the first half of 1995, management changes and a narrower focus on selected market segments.  Sales by the Company's major
product lines are presented below.  Sales of VSAT earthstations in 1995, which represented approximately 1% of consolidated
sales, are included in sales of mobile data communications
products.
                                  1993       1994        1995
 Mobile data communications  $5,031,000  $ 7,991,000  $ 6,676,000
 Aerospace telemetry          4,689,000    4,125,000    3,495,000
 VSAT earthstations                   0    2,175,000           0
                             $9,720,000  $14,291,000  $10,171,000


     Sales, New Orders and Gross Margins

     Sales of mobile data communications and aerospace telemetry products were $10,171,000 in 1995, a decrease of $1,945,000 or 16% from sales in 1994. Sales of mobile data communications systems in 1995 decreased 16% and aerospace telemetry sales decreased 15%, compared to the prior year. Included in mobile data communications sales in 1995 is $394,000 in revenue recognized from the licensing of manufacturing rights of the Company's MPT 1327 modem to GEC-Marconi Communications. The MPT 1327 modem is used in trunked radio systems in the United Kingdom using the UK standard MPT 1327 transmission protocol. Under the license agreement, the Company will receive future royalties for each MPT 1327 modem manufactured and sold by the licensee.

     The decrease in sales in 1995 was primarily due to delays in completing contract shipments due to a shortage of parts and constraints on human resources, a lack of working capital and delays in starting production of the Company's new MCT mobile data computer product line. Additional borrowings of $1,050,000 provided by a $1,800,000 bridge loan in 1995 improved the Company's short-term liquidity and allowed the Company to increase its sales levels throughout 1995, from first quarter sales of approximately $2,224,000 to sales of approximately $3,056,000 in the last quarter of 1995. There is no assurance, however, that sales levels will continue at current levels or increase in the future.

     New order rates for mobile data communications and aerospace telemetry systems and products decreased 58% compared to record order levels in 1994. Orders for mobile data communications and aerospace telemetry products decreased 68% and 40%, respectively, compared to order levels in the prior year. Orders in 1994 included an order valued at over $4,100,000, the largest single mobile data communications order the Company has been awarded.

     The Company generally competes for large, special order system contracts in its mobile data communications and aerospace telemetry markets. As a result of its financial condition, the Company believes customers awarded contracts to other competitors that would otherwise have been awarded to the Company, based on the substantially greater financial resources of the Company's competitors. The sharp reduction in operating losses, the settlement of a majority of unsecured creditor claims and customer acceptance in 1995 of several major mobile data systems improved the Company's competitive position late in 1995. However, the Company's financial condition is expected to continue to affect new order rates in 1996. The loss of major contract opportunities due to the Company's financial condition would have a materially adverse effect on the operations of the Company.

     The backlog of orders for mobile data communications and aerospace telemetry products was $5,703,000 in 1995 and $8,800,000 in 1994.

     Gross margin, as a percentage of sales, was 27% in 1995 and 1994. The gross margin on mobile data communications and aerospace telemetry systems were substantially unchanged in 1995 compared to 1994. The Company's mobile data communications orders are concentrated in large single orders for complete mobile data communications systems. The mix of the Company's mobile data communications products and services and the products of other third party suppliers, which can include mobile radios, laptop computers and software, will vary from order to order. As a result, mobile data communications gross margin can be expected to fluctuate from year to year.

     Extraordinary Item - Gain on Extinguishment of Debt

     In 1995, agreements for the settlement of unsecured creditors debt at a discount from the value of the creditors' claims resulted in a gain of $1,367,000, net of related expenses.
The gain on extinguishment of debt is reflected as an extraordinary item in the consolidated financial statements.

     Operating Expenses, Interest and Income Taxes

     As a result of the Company's efforts to restructure its operations, selling and administrative expense and research and development expense were significantly reduced in 1995 compared to 1994. The decrease in operating expenses of $8,383,000 in 1995 compared to 1994 resulted primarily from a reduction in headcount, from 122 employees at the end of 1994 to 67 employees at the end of 1995, the closure of all international mobile data sales offices, the focus of marketing and selling efforts on selected markets, a reduction in overhead expense and the closing of the Company's VSAT earthstation product line.

     Selling expenses in 1995 decreased by $4,679,000 or 65% compared to 1994. Approximately 42% of the reduction in expense resulted from closing international sales offices and 31% of the reduction resulted from the closing of the VSAT earthstation product line. The balance of the reduction resulted primarily from a decrease in personnel costs and discretionary selling expenses such as travel, advertising and trade show expense.

     General and administrative expenses in 1995 decreased by approximately $2,139,000 compared to 1994, primarily as a result of a reduction in personnel costs of approximately $639,000 and overhead expense required to support international operations.

     Research and development expense in 1995 decreased by $1,565,000 or 59% compared to 1994. Substantially all of the decrease in expense related to a reduction in mobile data communications engineering personnel and overhead support expense. The reduction in personnel costs resulted from a reduction in headcount and a shift of mobile data engineering resources from product development to direct customer contracts. The Company anticipates spending approximately 10% to 12% of consolidated sales on research and development in 1996. The Company believes this level of investment will be sufficient to maintain the competitive position of the Company's core technologies in the near term. However, higher investment rates could be required thereafter to expand the Company's product lines and technologies.

     Interest expense in 1995 increased by $51,000 from 1994 primarily as a result of interest expense on a new $1,800,000
bridge loan, funded in 1995.   This increase in interest expense
was partially offset by the conversion in May 1995 of $990,000 principal amount 13.5% Convertible Debentures into shares of common stock.


     The provision for income taxes represents state income tax expense. For federal income tax purposes, the Company's subsidiaries have substantial net operating loss carryforward benefits available to offset their future taxable income. However, as a result of changes in the common stock ownership of the Company and its subsidiaries in 1993, net operating loss benefits available for use in any one tax year will be subject to limitations. The limitation is not expected to have a material effect on results of operations and financial condition in 1996. The realization of these loss carryforward benefits is dependent upon generating sufficient future taxable income prior to the expiration of the loss carryforwards. Because of the Company's history of operating losses, there is no assurance that any loss carryforward benefits will be realized.


Results of Operations - 1994 Compared with 1993

     The Company operates in a single industry - the design,
manufacture and integration of digital communications products and systems.  The Company incurred net losses of $12,929,000 and
$6,663,000 in 1994 and 1993, respectively.  Included in the net loss for 1994 was approximately $3,151,000 in restructuring costs and expenses.  Net sales were $14,291,000 in 1994 and $9,720,000 in 1993. Sales by primary product groups in 1993 and 1994 were as follows:
                                              1993       1994
   Mobile data communications products	   $5,031,000  $ 7,991,000
   Aerospace telemetry products           4,689,000    	4,125,000
   VSAT earthstations                             0    2,175,000
                                         $9,720,000  	$14,291,000


     Losses and Expenses From Restructuring Operations

     In December 1994 and the first quarter of 1995, the Company initiated actions to restructure its operations to reduce
operating expenses and focus on its domestic mobile data
communications and aerospace telemetry markets.  Restructuring costs of approximately $3,151,000 were recorded in the fourth quarter of 1994 and were comprised of the following:
Write-off of assets                               $ 1,324,000
      Reserves for VSAT satellite product
        line losses and closing of international
        mobile data sales offices and marketing
        activities                                   950,000
     Reserves for other costs and expense            877,000
                                                 $ 3,151,000

     As a result of the restructuring, operating expenses, principally in the areas of international marketing and sales of mobile data products, research and development expense and corporate overhead expenses were reduced by over $6,000,000 on an annual basis. As a part of the restructuring, the Company reduced headcount from approximately 122 at December 31, 1994 to approximately 60 personnel by the end of the first quarter of 1995.

     In January 1994, the Company acquired ComViSat, Inc. ("ComViSat"), a start-up company engaged in integration and distribution of very small aperture terminal earthstations ("VSAT's"). These systems are used in voice and data satellite communications, and were marketed primarily to developing third world countries where wireline telephone and other communications capabilities were inadequate. Primarily as a result of the economic crisis in Mexico and the destabilizing impact of the Mexican economy on other Latin American and South American economies beginning in December 1994, the decision was made to discontinue the Company's VSAT product line and sell all product-line assets, which were comprised primarily of VSAT demonstration and test equipment. Mexico was the principal market for the Company's VSAT products. At December 31, 1994 the Company had recorded expenses of $1,226,000 for closing the VSAT product line, discontinuing sales and engineering activities, and writing-down equipment, intangible assets and inventories.
     Sales and New Orders

     Sales for the year ended December 31, 1994 were $14,291,000, an increase of 47% over sales in the prior year. Approximately 48% of the increase in sales was due to the sale of VSAT satellite earthstation equipment in the last quarter of 1994.
The VSAT satellite earthstation product line was acquired and closed in 1994.

     Sales of mobile data communications systems and products in 1994 of $7,991,000 increased by 59% or $2,960,000 over sales of
$5,031,000 in 1993. The sales increase was due to increased order levels and performance on contracts for mobile communications systems awarded in 1993 and 1994. New orders for mobile data communications systems were approximately $10,000,000 in 1994 compared to approximately $5,800,000 in 1993. Orders in 1994 included a single customer's order for a mobile data communications system valued in excess of $4,100,000. The backlog of mobile data communications orders was approximately $6,500,000 and $4,400,000 at December 31, 1994 and 1993,
respectively.

     Sales of aerospace telemetry products in 1994 of $4,125,000 decreased 12% or $564,000 compared to sales of $4,689,000 in 1993. The decrease resulted primarily from the timing and product mix of orders received in 1994. New orders for aerospace telemetry products were approximately $5,100,000 in 1994, an increase of 18% over orders in 1993. Sales levels of aerospace telemetry products and orders in 1994 on a quarter-to-quarter basis fluctuated due to continued uncertainty in the levels of United States and foreign government defense budgets and significant competitive pressures. The backlog of aerospace telemetry orders was approximately $2,300,000 and $1,335,000 at December 31, 1994 and 1993, respectively.

     The Company generally competes for large, special order contracts for mobile data and aerospace telemetry systems. As a result of the Company's financial condition and the lack of working capital, customers may award contracts that would otherwise have been awarded to the Company to other competitors with substantially greater financial and engineering resources. The Company believes its financial condition caused delays in or the loss of customer contracts in the past twelve months, and continuing delays in contract awards or the loss of contracts will adversely effect the operations of the Company.

     In January 1994, the Company purchased and then expanded a line of VSAT satellite earthstation products and systems. The Company booked its first orders for VSAT equipment in the second quarter of 1994 and delivered its first system to a single customer in Mexico in the fourth quarter of 1994. The VSAT product line was closed effective in the last quarter of 1994.

     Gross Margin

	Gross margin, as a percentage of sales, was 27% in 1994 and 32% in 1993. The decrease in gross margin resulted primarily from a decrease in gross margin on both mobile data communications and aerospace telemetry sales. Gross margin, as a percentage of sales, on mobile data product sales decreased by approximately 3 percentage points as a result of the mix of sales in 1994, which included a higher percentage of third party software and mobile radio equipment sold to customers. Third party products generally yield lower gross margins than Company-designed and manufactured products. Aerospace telemetry product gross margin, as a percentage of sales, decreased by approximately 3 percentage points in 1994 compared to 1993 as a result of price reductions due to extremely competitive market conditions and a change in product mix. The Company anticipates continuing pressure on aerospace telemetry product gross margin in 1995 because of the competitive market conditions.



     Operating Expenses and Income Taxes

     In addition to the operating expenses discussed above as losses and expenses from restructuring operations, selling and administrative expense in 1994 increased by 46% to $10,215,000 or 72% of sales, from $7,007,000 or 72% of sales in 1993. Approximately 30% of the dollar increase in expense was a result of an increase in international mobile data product marketing and selling expense, and 33% of the increase in expense was due to VSAT marketing and selling expense. In 1994 the Company increased its international mobile data marketing and selling efforts to include offices in the Philippines and Europe, and increased the staffing of its offices in the United Kingdom and Australia. The VSAT product line was acquired in the first quarter of 1994 and sales and engineering personnel were added to support the product line throughout the year. The balance of the increase in selling and administrative expense was primarily due to an increase in administration personnel and corporate overhead costs to support increasing sales levels and expanding international business operations. As discussed above, the Company significantly reduced operating expenses at the end of 1994 and in the first quarter of 1995.

     Research and development expense in 1994 was $2,644,000, an increase of 49% or $868,000 over expense of $1,776,000 in 1993. The increase in development expense was primarily a result of higher investment levels in mobile data communications product development, including development of the Company's modem technology, a new line of mobile computer terminals and radio network control software. Research and development expense for mobile data programs was approximately 24% of mobile data product sales in 1994 and 26% of mobile data product sales in 1993. Aerospace telemetry research and development expense in 1994 increased by $240,000 or 53% over the historically low level of research and development expense in 1993. In 1994, the Company continued the development of the Quad 7 telemetry processing platform and other projects to upgrade existing front-end telemetry products.

     The Company intends to spend approximately 10% of consolidated sales on research and development in 1995. The Company believes this level of investment should be sufficient to maintain the competitive position of the Company's present core technologies in the near term. However, higher investment rates could be required thereafter to expand the Company's product line and technology.

     Interest expense in 1994 increased to $724,000 from $679,000 as a result of higher levels of debt outstanding in 1994 compared to 1993.

     The provision for income taxes represents state income tax expense. For federal income tax purposes, the Company's subsidiaries have substantial net operating loss carryforward benefits available to offset their future taxable income. However, as a result of changes in the common stock ownership of the Company and its subsidiaries in 1993, net operating loss benefits available for use in any one tax year will be subject to limitations. The limitation is not expected to have a material effect on results of operations and financial condition in 1995.

Liquidity and Capital

     Since its inception, the Company has financed its net losses, investments in new product development and met its working capital requirements through the sale of common stock, convertible debentures and other financing. In 1995, there was $1,050,000 in cash provided from short-term borrowings under a bridge loan. The other significant sources of cash in 1995 were provided by a decrease of $1,019,000 in accounts receivables and unbilled costs and earnings on contracts, and a reduction in inventories of $381,000. These sources of cash in 1995 were used primarily to fund $1,693,000 in cash used for operating activities, net of non-cash expenses and depreciation. In 1994, there was $2,975,000 in cash provided from the sale of common stock and $1,099,000 from short-term borrowings. The other significant sources of cash in 1994 included an increase in accounts payable of $4,193,000, a net increase of $1,039,000 in invoicing to customers on major contracts and an increase in advanced payments from customers of $578,000. These sources of cash in 1994, together with cash balances of $3,264,000 at the beginning of the year, were used primarily to provide cash for operating activities of $11,616,000, which is net of non-cash expenses of $1,313,000, and for $1,087,000 in capital equipment.



     At December 31, 1995, the Company had a shareholders' deficit of $7,571,000 and a working capital deficit of $7,648,000. Included in current liabilities at December 31, 1995 was $4,646,000 in secured debt and accrued interest that was declared in default in February 1995 and approximately $1,600,000 in trade credit and other unsecured obligations, including disputed claims, that were past due and not paid in accordance with their applicable credit terms. The continuation of operations of the Company is dependent upon the restructuring of existing secured and unsecured debt, additional financing for working capital, the ability to operate profitably over a sustained period of time, and the generation of sufficient cash from operations and other sources to meet working capital and other ongoing cash in the time frame required. See Note 14, "Investment by Grupo ISA and Restructuring of Secured Debt."

     The Company is pursuing financing alternatives and discussions with potential investors are ongoing. The Company believes additional financing might be available if the Company can successfully restructure its secured debt, continue the improvement in its operating results, and increase new order rates and order backlog. However, there is no assurance additional financing will be available under terms and conditions acceptable to the Company or in the time frame required. Until such financing is available, the Company must operate on cash flow from operations and other sources of funds, if any, which may include the licensing of its technology, additional short-term secured debt and the sale of certain assets.

     In February 1995, the $4,000,000 principal amount 12% Convertible Debentures were declared in default and the payment of principal and interest was accelerated. At December 31, 1995 there was approximately $646,000 in interest payable on the 12% Convertible Debentures. The 12% Convertible Debentures are collateralized by a security interest in and pledge of substantially all of the assets of the Company, which security interest and pledge are subordinated only to the senior security interest and pledge collateralizing the bridge loan. Discussions between the Company and the holder of the 12% Convertible Debentures are ongoing. The holder has not taken any action to initiate foreclosure on the Company's assets, however, there is no assurance the holder will not take action in the future to enforce collection.

     On April 18, 1995, the Company completed a $1,250,000 bridge loan financing package, under which $500,000 in new loans were advanced and a $750,000 term loan, originally due January 1, 1995, was refinanced. On July 21 and September 15, 1995 the bridge loan agreement was amended and the bridge loan increased to $1,800,000 with an additional $550,000 in new loan proceeds. The bridge loan has a base interest rate of 10% per annum plus contingent interest at a rate of up to 5% per annum which is payable only in the event the Company has net operating profits. Proceeds of the bridge loan were used for working capital and to finance operating activities. The bridge loan is collateralized by a senior security interest in and the pledge of substantially all of the Company's assets. The bridge loan matures on April 17, 1996. The Company is in discussions with the bridge lenders regarding an extension of the maturity of the loan. There can be no assurances that the maturity date of the bridge loan will be extended or that if extended, the terms and conditions of the extension of the maturity date will be acceptable to the Company.

     Prior to the date of maturity on June 30, 1995, holders of $990,000 in principal amount of the $1,000,000 principal amount 13.5% Convertible Senior Subordinated Debentures converted their debentures into approximately 1,319,997 shares of common stock at a negotiated price of $.75 per share.

     In 1995, the Company engaged the San Diego Wholesale Credit Association to assist in the formation of an unsecured creditors' committee and an out-of-court composition plan for the settlement of unsecured creditors' claims. Under the composition plan implemented by the Company, certain unsecured creditors accepted 50% of their credit claims in full settlement of their claims (the "settlement value"), with quarterly repayments beginning September 30, 1995 at a fixed rate of 5% of the settlement value. The unpaid balance of the settlement value is to be paid in
December 1997.   As of December 31, 1995, unsecured creditors
with original claims of approximately $2,946,000 had agreed to participate in the composition settlement plan. The settlement value of the creditor note outstanding at December 31, 1995 was $1,394,000, and requires quarterly payments of approximately $74,000 through December 31, 1997 at which time the outstanding balance of the creditor note is to be repaid in full. As of December 31, 1995, there were additional unsecured claims of approximately $1,600,000 outstanding, including disputed claims, that have not been paid in accordance with their respective credit terms. A significant portion of these obligations were incurred prior to March 1995. Discussions are continuing with the major unsecured creditors and the Company is of the opinion that satisfactory arrangements can be reached with these creditors for the settlement of their claims. However, there is no assurance that unsecured creditors will agree to any settlement of their claims or that creditors will not take legal action against the Company.



     In 1995, accounts receivable decreased by $609,000 from 1994 primarily as a result of a decrease in sales in the fourth quarter of 1995 compared to sales levels in the same quarter of 1994. Unbilled costs and earnings on contracts, net of related contract invoicing in excess of revenue, increased by $168,000 in 1995 to $547,000 from $379,000 in 1994. The increase is a result of the difference in the timing of revenue recognition for financial statement purposes and actual contract invoicing which is typically determined by contract terms. Inventories in 1995 decreased by $381,000, from $1,921,000 to $1,540,000 primarily as a result of a reduction in parts inventories.

     Accounts payable decreased by $2,380,000 in 1995 from 1994 due to the settlement with unsecured creditors. The Company at times throughout the first half of 1995 was unable to make timely payments to its trade and other creditors. In the second half of 1995, substantially all vendors required cash on delivery as their terms of sale and the Company was generally meeting its obligations in a timely manner. Accrued payroll and benefits in 1995 decreased by $476,000 as a result of a reduction in headcount and a corresponding decrease in personnel benefits payable. Short-term and long-term debt in 1995 increased by $1,144,000 primarily as a result of new borrowings of $1,050,000 on a bridge loan and the addition of $1,473,000 in creditor notes, offset primarily by the conversion of $990,000 in principal amount of 13.5% Convertible Debentures into shares of common stock.

     As a result of the Company's inability to meet its obligations to suppliers in accordance with their respective credit terms and the closing of its VSAT earthstation product line, the Company is a party to legal actions and creditor judgments. In the event the Company does not have the funds required to defend against these claims or is unable to settle the legal actions on terms and conditions favorable to the Company, the Company's operations could be adversely affected. At December 31, 1995, the Company was of the opinion that legal actions existing as of that date did not represent an immediate and significant risk to the Company's business.

     See Note 1. "Summary of Significant Accounting Policies --
Basis of Presentation" and Note 2. "Management's Plan for Future
Operations and Financing" to the consolidated financial statements.

Inflation and Changing Prices

     The effects of inflation have not had a material impact on revenues or expenses during the three year period 1993 through 1995.


               REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of
   Coded Communications Corporation

We have audited the consolidated balance sheets of Coded
Communications Corporation and subsidiaries (the "Company") as of December 31, 1994 and 1995 and the related consolidated statements of loss, shareholders' equity (loss)and cash flows for each of the three years in the period ended December 31, 1995.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's liquidity has been adversely affected by continued losses from operations. In addition, continuation of operations is dependent upon the availability of additional capital and the Company's ability to generate increased revenues and improved gross margin on sales. These issues raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              COOPERS & LYBRAND L.L.P.
San Diego, California
February 29, 1996


               CODED COMMUNICATIONS CORPORATION
                       OTHER INFORMATION


Board of Directors

  John Robinson, Jr.    Steven Borgardt       James Kenney
  President and CEO     Vice President        Executive Vice
                        Finance               President
                                              San Jacinto
                                              Securities
                                              Dallas, Texas

                           Corporate Officers

  John Robinson, Jr.   John Wiggins             Steven Borgardt
  President and CEO	   Chief Operating Officer   Vice President
                                                 Finance

  Edward Sharp                                   Richard Carrine
  Vice PresidentBusiness Development             Vice President
  Mobile Data                                    Manufacturing



                           Corporate Information

Common Stock:

Coded Communications common stock is quoted on  the NASD
Electronic Bulletin Board under the symbol  "CODD" and on the
Vancouver Stock Exchange under  Symbol "CCI".  The following table sets forth, for the quarter indicated,  the range of the high and low closing prices for the  Company's Common Stock on the NASD Bulletin Board (1995) and NASDAQ SmallCap Market (1994).
Prices reflect inter- dealer prices without retail mark-up, mark-
down or commission and may not represent actual  transaction.
                 High    Low               High    Low
     1995                       1994
      First	    $1.22  $ .47      First   $5.13   $2.50
      Second      .63    .19      Second   3.56    2.38
      Third       .91    .44      Third    2.81    2.13
      Fourth      .63    .20      Fourth   2.38     .63

The number of beneficial owners of the Company's Common Stock is approximately 800. The Company has paid no dividends since its inception, and the Company does not anticipate any cash dividends in the foreseeable future.


Additional Information:

Copies of this annual report, and the Form 10-KSB and Form 10-QSB filed with the U.S. Securities & Exchange Commission may be obtained without charge by writing Steven Borgardt, Vice President, at the Company's headquarters at 1939 Palomar Oaks Way, Carlsbad, California, 92009. Tel: (619) 431-1945; Fax:
(619) 438-5649; Worldwide Web Site: http://www:coded.com